As filed with the Securities and Exchange Commission on August 10, 2016

File No. 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION
UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT,
TO PERMIT AN IN-KIND REPURCHASE OFFER

ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND

1271 Avenue of the Americas, 45th Floor
New York, New York 10020

Communications, Notice and Order to:

Edward C. Delk, Secretary
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
New York, New York 10020

Copies to:

Philip H. Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND
APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER
File No. 812-

TABLE OF CONTENTS

Page

I.	RELIEF REQUESTED			1
II.	THE PROPOSED IN-KIND REPURCHASE OFFER			1
	A.	BACKGROUND		1
		1.	Investment Objective and Policies	2
		2.	Measures to Address the Discount from Net Asset Value	2
		3.	The Proposed In-Kind Repurchase Offer	3
	B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER		3
		1.	Tax Treatment	4
		2.	Proposed Timing of In-Kind Repurchase Offer	4
	C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER		4
		1.	Minimizing Transaction Costs	5
		2.	Minimizing Portfolio Disruption	5
		3.	Enhancing Liquidity	6
		4.	Assisting the Fund To Remain a Closed-End Company	6
III.	DISCUSSION OF APPLICABLE LAW			6
	A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS		6
		1.	Basis for Relief	7
		2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer	8
		3.	Consistency with General Purposes of the 1940 Act	9
		4.	Consistency with Investment and Other Policies	11
		5.	Relief Benefits All Shareholders	11
	B.	PRECEDENT		11
IV.	APPLICANT’S CONDITIONS			12
V.	PROCEDURAL COMPLIANCE			12
VI.	CONCLUSION			14

i

I.	RELIEF REQUESTED

The Advent/Claymore Enhanced Growth & Income Fund (the “Fund”, “LCM” or the “Applicant”), a closed-end management investment company organized as a Delaware statutory trust, hereby submits this Application for an order of the U.S. Securities and Exchange Commission (the “Commission,” and such order, the “Order”) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund’s shares, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.

Applicant requests this Order to the extent necessary to permit any common shareholders of the Fund who are “affiliated persons” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such shareholders owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Fund (each, an “Affiliated Shareholder”), to participate in the proposed In-Kind Repurchase Offer.

II.	THE PROPOSED IN-KIND REPURCHASE OFFER

A.	BACKGROUND

Applicant is a closed-end, diversified management investment company registered under the 1940 Act and is organized as a Delaware statutory trust.

Applicant first issued shares to the public on January 31, 2005. Its shares trade on the New York Stock Exchange under the symbol “LCM”. As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a shareholder and does not continuously offer its shares for sale to the public.

Applicant’s Board of Trustees (the “Board”) has long been composed of a majority of trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Currently, six out of the Fund’s seven trustees are Independent Trustees.

These Independent Trustees are responsible for the nomination of their successors, are represented by independent legal counsel (as defined in Rule 0-1(a)(6) of the 1940 Act) and meet in executive session at meetings of the Fund’s Board frequently.

Advent Capital Management, LLC (“Advent”), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment manager to the Fund. The Fund has entered into an investment management agreement with Advent pursuant to which Advent provides day-to-day management of the Fund’s portfolio of securities, which includes buying and selling securities for the Fund and investment research. As of June 30, 2016, Advent managed approximately $8.6 billion in assets. Guggenheim Funds Investment Advisors, LLC (“GFIA”), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund. The Fund has entered into an investment advisory agreement with GFIA pursuant to which GFIA furnishes offices, necessary facilities and equipment, provides administrative services to the Fund, oversees the activities of Advent, provides personnel and compensates the trustees and officers of the Fund who are its affiliates. GFIA is an affiliate of Guggenheim Partners, LLC (“Guggenheim”), a global, diversified financial services firm with more than $240 billion in assets under supervision as of June 30, 2016.

1.	Investment Objective and Policies

Applicant’s investment objective is to seek current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation. Under normal market conditions, the Fund invests at least 40% of its Managed Assets (as defined below) in a portfolio of equity securities and convertible securities of U.S. and non-U.S. issuers, and may invest up to 60% of its Managed Assets in non-convertible high-yield securities. Additionally, the Fund engages in a strategy of writing (selling) covered call options on a portion of the securities held in the Fund’s portfolio, thus generating option writing premiums. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings in the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any).

Advent seeks international investment opportunities in each asset class, with an emphasis on large multinational companies. Capital appreciation potential is provided by investments in convertibles and common stock, while the allocation to high-yield securities is primarily a source of income. The balance between convertible securities, equities, and high-yield securities, and the degree to which the Fund engages in a covered call strategy, will vary from time to time based on security valuations, interest rates, equity market volatility, and other economic and market factors.

As of April 30, 2016, Applicant’s portfolio consisted of the following investments:

% of Net Assets
Convertible Bonds	81.5%
Corporate Bonds	32.4%
Convertible Preferred Stocks	10.9%
Common Stocks	4.3%
Cash and Cash Equivalents	2.8%
Senior Floating Rate Interests	0.4%

The Fund uses financial leverage to finance the purchase of additional securities. The Fund’s financial leverage outstanding as of April 30, 2016 consisted of approximately $50 million in borrowings and was approximately 28% of the Fund’s total Managed Assets (approximately 40% of net assets).

2.	Measures to Address the Discount from Net Asset Value

Over the years, Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade.

Applicant’s dividend reinvestment plan allows shareholders automatically to reinvest dividend and capital gains distributions in shares of the Fund. Because Fund shares have historically traded at a discount from net asset value, the Fund’s plan agent has used distributions paid to plan participants to buy shares in the market. In 2015 a total of $349,519 in distributions was used for this purpose. Applicant believes that these purchases of outstanding shares tend to support the market for Applicant’s shares.

In order to address the discount to net asset value, Applicant announced on July 22, 2016 that the Board had voted to approve, subject to receipt of the requested Order, a one-time tender offer to repurchase up to 32.5% of the outstanding common shares of the Fund at a price equal to 98% of the net asset value per share.

Since the beginning of 2016, the Fund’s shares have traded at a discount to net asset value ranging from 13.93% on January 21, 2016 to 7.58% on May 6, 2016. The Fund is authorized to issue an unlimited number of shares. As of April 30, 2016, the Fund had 13,603,025 shares outstanding.

3.	The Proposed In-Kind Repurchase Offer

In response to continued concerns that shareholders expressed about the discount to net asset value at which shares of the Fund traded, the Fund desires to provide shareholders with immediate liquidity at close to net asset value for a portion of their shareholdings by conducting an In-Kind Repurchase Offer (as defined immediately below) to repurchase up to 32.5% of the Fund’s outstanding shares, as further described immediately below.

B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER

Applicant is applying to the Commission for the Order to permit it to conduct an In-Kind Repurchase Offer for less than all of the Applicant’s outstanding shares, and to permit Affiliated Shareholders to participate in such an offer.1

If the Order is granted and certain other approvals described herein are obtained, Applicant proposes to conduct a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for up to 32.5% of Applicant’s outstanding shares at a price equal to 98% of Applicant’s net asset value per share as of the business day immediately after the day such offer expires (the “In-Kind Repurchase Offer”). Payment for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of the portfolio securities held by Applicant promptly after the termination of the In-Kind Repurchase Offer (subject to certain exclusions, as discussed in more detail below). If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating shareholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant. Such pro rata distributions will not include:

(i)	securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the “1933 Act”);

(ii)
securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations;

and

(iii)
certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

1
Based on the latest filings of Fund shareholders with the Commission, the Fund has four shareholders that own more than 5% of the Fund’s outstanding stock: Bulldog Investors, LLC owns 10.68%, First Trust Portfolios L.P. owns 8.29%, Saba Capital Management L.P. owns 7.73% and Western Investment, LLC owns 5.6%. Aside from these shareholders, a review of shareholder filings with the Commission do not indicate any shareholder of the Fund owning more than 5% of the Fund’s outstanding shares. See Section III.A.1.

Portfolio securities distributed to shareholders through the In-Kind Repurchase Offer will be valued using the same process for calculating Applicant’s net asset value.

Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount to eliminate them prior to distribution and will distribute the value of the remaining odd lot, if any, in cash. In lieu of cash, Applicant may also distribute a higher pro-rata percentage of other portfolio securities to represent such fractional shares and odd lots.

Applicant believes that the amount of cash to be distributed will be a relatively small amount because, as of April 30, 2016, approximately 64% of Applicant’s net assets were invested in securities that Applicant anticipates would be eligible for distribution in-kind, including convertible securities, non-convertible fixed income securities and equity securities. In any case, each tendering shareholder will receive cash and securities equal in value to the same dollar amount per share.

Applicant anticipates that it will mail tender offer documents relating to the In-Kind Repurchase Offer to shareholders during the last calendar quarter of 2016. The In-Kind Repurchase Offer would remain open for at least 20 business days.

In connection with the In-Kind Repurchase Offer, the Fund intends to file a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the “Tender Offer Statement”).

1.	Tax Treatment

In accordance with Section 852(b)(6) of the Internal Revenue Code of 1986, as amended (the “Code”), Applicant does not expect to recognize gain for U.S. Federal income tax purposes when it distributes appreciated portfolio securities in-kind to participating shareholders, so that only participating shareholders would recognize capital gains in connection with the distribution of portfolio securities, and non-participating shareholders of Applicant would not recognize such gains as a consequence of the distribution of portfolio securities to the participating shareholders. The Tender Offer Statement will fully disclose this decision and its potential effect on the Fund’s shareholders.

2.	Proposed Timing of In-Kind Repurchase Offer

Applicant will not commence the In-Kind Repurchase Offer on the terms discussed above until it receives the Order from the Commission.

C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER

Making payment for the In-Kind Repurchase Offer in kind will provide potential benefits to both participating and non-participating shareholders. These benefits arise from Applicant’s closed-end fund structure, its investments in relatively less liquid securities, and its maintenance of relatively small cash positions. As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:

•	minimizing brokerage commissions and other transaction and legal costs associated with selling portfolio securities to raise cash to finance a cash tender offer;

•
minimizing disruption to the investment management of Applicant and therefore minimizing the impact on the investments of shareholders who remain invested in Applicant after the In-Kind Repurchase Offer;

•	enhancing liquidity for Applicant’s shareholders; and
•	assisting Applicant to maintain its status as a closed-end fund while potentially addressing the discount to net asset value at which Applicant’s shares have traded.

1.	Minimizing Transaction Costs

Selling portfolio securities to raise cash to finance a cash tender offer would cause the Fund to incur substantial brokerage commissions and other transaction and legal costs which would not be incurred in the case of an in-kind offer. On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.

The In-Kind Repurchase Offer would allow Applicant’s investment manager to mitigate transaction costs that would accompany the sale of portfolio securities and that may be delayed if such securities were allowed to remain in the portfolio over a longer period of time. Approximately 89% of the Fund’s Managed Assets were invested in convertible bonds, convertible preferred stocks, and corporate bonds as of April 30, 2016.  These securities transact in markets at bid/ask spreads substantially higher than those of equities.  As a result, the costs avoided by conducting the In-Kind Repurchase Offer are expected to be higher than would be the case for a fund that invests primarily in equity securities.

Although a numerical comparison between the transaction and legal costs for a cash tender offer versus those for an in-kind tender offer cannot be made with precision, Applicant believes that the additional legal costs required to conduct the In-Kind Repurchase Offer are outweighed by the additional brokerage commissions on equities and transaction costs on convertible and other fixed income securities that would be incurred to raise cash to finance a cash tender offer.

2.	Minimizing Portfolio Disruption

An in-kind distribution avoids the need for Applicant’s investment manager to prematurely sell securities it had wished to retain as long-term investments in accordance with Applicant’s investment objective, which would benefit Applicant’s shareholders who remain invested after the completion of the tender offer.

An in-kind distribution also enables the Applicant’s investment manager to keep Applicant fully invested, instead of holding a significant amount of cash in the weeks or months leading up to the completion of the tender offer.  By remaining fully invested, Applicant is better able to pursue its investment objective for the benefit of all shareholders, including those who participate in the tender offer and those who remain invested after the completion of the tender offer.

Certain of the Fund’s portfolio holdings may trade in markets that offer limited liquidity or that feature a limited number of trading counterparties. Selling such securities could negatively affect the market value of the portfolio securities. In addition, if Applicant announced a cash tender offer market participants would be aware that Applicant would be required to sell portfolio securities to raise cash to finance a cash tender offer, and as a result Applicant may be unable to obtain favorable pricing for the securities it would seek to sell or would be required to liquidate only its most liquid positions.  If Applicant was required to liquidate only its most liquid positions, the investment manager’s targeted allocations for Applicant’s portfolio would be disrupted, potentially resulting in increased risks for shareholders who remain invested after the completion of the tender offer and additional portfolio turnover, and resulting transaction costs, as the portfolio is rebalanced following completion of the tender offer.

3.	Enhancing Liquidity

The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant’s shareholders, a goal that is in the best interests of all of Applicant’s shareholders. Applicant believes that shareholders will find it attractive to receive Applicant’s portfolio securities for their own investment management purposes: the In-Kind Repurchase Offer will allow investors to reduce their investments in a particular security or securities by selling off certain investments while retaining others. For example, in an In-Kind Repurchase Offer, when a participating shareholder receives its pro rata “slice” of the portfolio, the shareholder could sell those securities it no longer wishes to hold while keeping the remainder.

4.	Assisting the Fund To Remain a Closed-End Company

The In-Kind Repurchase Offer would allow Applicant to maintain its closed-end fund structure, which Applicant believes has served its shareholders well and has contributed to Applicant’s performance. Applicant has been a closed-end fund since its inception in 2005, and Applicant believes that the many advantages provided by this structure, described below, continue to serve the best interests of Applicant’s shareholders.

As a closed-end fund, the Fund does not need to redeem shares upon shareholder request. The need to stand ready to redeem shares can hurt investment performance for the following reasons. First, keeping a substantial portion of fund assets invested in readily liquidated investments means that an investment manager may have to invest in securities that do not have the strongest prospects for long-term growth. Second, selling portfolio securities can hurt a fund’s net asset value, particularly if the trading markets for shares of the portfolio securities may not be highly liquid. Sales of part of a fund’s holdings in less liquid portfolio companies may tend to depress the market price of shares of the portfolio companies, and therefore also depress fund net asset value.

Nonetheless, Applicant believes that, in light of the concerns that certain shareholders have expressed about the discount to net asset value at which shares of the Fund have traded, it is appropriate to take steps in addition to those taken by Applicant in the recent past to address the discount. The In-Kind Repurchase Offer may raise demand for the Fund and therefore reduce the discount. In addition, the In-Kind Repurchase Offer would benefit shareholders by providing liquidity at near net asset value with the possibility of remaining invested in convertible securities, non-convertible fixed income securities and equity securities.

III.	DISCUSSION OF APPLICABLE LAW

A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS

Applicant requests relief under Section 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Shareholders to participate in distributions of portfolio securities pursuant to the In-Kind Repurchase Offer. The relief sought will extend only to Affiliated Shareholders who are “affiliated persons” within the meaning of Section 2(a)(3)(A) of the 1940 Act, and will not extend to persons who are “affiliated persons” within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3)(A) of the 1940 Act defines the term “affiliated person” as “any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person.” Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Shareholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17 (a)(2) if the In-Kind Repurchase Offer were deemed to involve the “sale” by an Affiliated Shareholder of Applicant’s securities to Applicant, or the “purchase” of Applicant’s portfolio securities (of which Applicant is not the issuer) by an Affiliated Shareholder.2 Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Shareholders in the In-Kind Repurchase Offer.

1.	Basis for Relief

Section 17(b) of the 1940 Act provides:

Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection. The Commission shall grant such application and issue such order of exemption if evidence establishes that

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and

(3)	the proposed transaction is consistent with the general purposes of this title.

Applicant seeks exemptive relief pursuant to Section 17(b) of the 1940 Act because the proposed In-Kind Repurchase Offer may constitute a “proposed transaction” for purposes of Section 17(b).

2
See, e.g., The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order); see also Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (“Signature Letter”). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund’s portfolio securities to an Affiliated Shareholder pursuant to a redemption in-kind by the Affiliated Shareholder as a sale of the fund’s securities by that Affiliated Shareholder to the fund under Section 17 (a)(1) and the Affiliated Shareholder’s receipt of portfolio securities from the fund as a purchase of securities by the Affiliated Shareholder from the fund under Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for cash redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

Applicant seeks exemptive relief pursuant to Section 17(b) with respect to Affiliated Shareholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act solely because they hold over 5% of the outstanding shares of Applicant and would consequently have “affiliated person” status. Applicant believes that only this type of “affiliated person” will participate in the In-Kind Repurchase Offer; and its request for exemptive relief applies only to this type of affiliated person. The table below presents shareholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.

Affiliated Shareholder	Number of Shares	Percentage of Outstanding Shares Owned
Bulldog Investors, LLC	1,452,1703	10.68%
First Trust Portfolios L.P.	1,127,2224	8.29%
Saba Capital Management, L.P.	1,037,7745	7.63%
Western Investments, LLC	764,9766	5.6%

Applicant currently is not aware of any other person who may be deemed an “affiliated person” of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act.

2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer

The Board, which is comprised of a majority of Independent Trustees, has considered the proposed terms of the In-Kind Repurchase Offer and has determined that the terms are reasonable and fair to all shareholders and do not involve overreaching on the part of any person concerned. In particular, no Affiliated Shareholder has had, nor will have, any influence on the determination of the terms for the In-Kind Repurchase Offer. As described in the six paragraphs below, none of the terms of the In-Kind Repurchase Offer should be viewed as benefitting (or even providing an opportunity to benefit) any shareholder over any other shareholder (except that shareholders with relatively small holdings of the Fund’s shares may be benefitted by receiving a relatively larger portion of the proceeds of the In-Kind Repurchase Offer in cash than would shareholders with larger holdings).

First, Applicant will pay each shareholder participating in the In-Kind Repurchase Offer a pro rata portion of Applicant’s portfolio securities (except as noted above). Neither Applicant nor shareholders will have a choice of which portfolio securities will be used as consideration with respect to the In-Kind Repurchase Offer. Instead, the securities to be distributed will be chosen in accordance with

3	Based on the most recent Schedule 13D/A filed by Bulldog Investors, LLC on September 10, 2015.

4
Based on the most recent Schedule 13G/A filed by First Trust Portfolios L.P., The Charger Corporation and First Trust Advisors L.P. on January 26, 2016. The Charger Corporation is the General Partner of both First Trust Portfolios L.P. and First Trust Advisors L.P. First Trust Portfolios L.P. acts as sponsor of certain unit investment trusts which hold shares of Applicant. The Schedule 13G states that (i) no individual unit investment trust sponsored by First Trust Portfolios L.P. holds more than 3% of any registered investment company issuer’s shares, and (ii) each of First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation disclaims beneficial ownership of the shares of Applicant identified in the Schedule 13G.

5	Based on the most recent Schedule 13D/A filed by Saba Capital Management, L.P. on April 26, 2016.

6	Based on the most recent Schedule 13D/A filed by Western Investment, LLC on July 25, 2016.

the terms described above in Section II.B and participating shareholders will indiscriminately receive their pro rata portion of such securities.

Second, the Fund will value portfolio securities to be distributed in connection with the In-Kind Repurchase Offer using the same method it uses to value its portfolio securities when calculating net asset value per share in accordance with Section 2(a)(41) of the 1940 Act, which would be an objective, verifiable standard that removes any discretion of an Affiliated Shareholder, Advent or GFIA to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular shareholder.

Third, cash will be paid for that portion of Applicant’s assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). Participating shareholders will consequently receive a value fully representative of their percentage of the Fund’s holdings repurchased in the In-Kind Repurchase Offer, even when such value cannot be paid entirely in-kind.

Fourth, holding odd lots and/or fractional shares in its investment portfolio could be detrimental to Applicant and its post In-Kind Repurchase Offer shareholders, as brokerage commissions on equities and transaction costs on convertible and other fixed income securities are typically higher for transactions in securities that are not traded in round lots. To protect fairly the interests of Applicant and its shareholders, when effecting the In-Kind Repurchase Offer, Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount. To equally protect participating shareholders, Applicant would redeem the remaining value of the odd lot, if any, in cash. In lieu of cash, Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

Fifth, as part of the In-Kind Repurchase Offer materials, Applicant would provide to each shareholder a Tender Offer Statement that would assist all shareholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer. The Tender Offer Statement would inform shareholders of the potential risks (including potential diminution of value in such securities following payment of proceeds) of receiving portfolio securities of the Fund as repurchase offer consideration. Shareholders would further be informed of their continued ability to sell their Fund shares through the New York Stock Exchange. The Fund also will provide a toll-free telephone number that shareholders could use to obtain answers to any questions they might have.

Sixth, Applicant will take steps to ensure that tendering shares and receiving portfolio securities as consideration will be efficient and practical for shareholders who desire to participate in the In-Kind Repurchase Offer. Applicant will provide clear information as to the procedures shareholders should follow to participate in the In-Kind Repurchase Offer and the role that broker-dealers can play in facilitating the receipt of proceeds. As of August 9, 2016, approximately 99.96% of Applicant’s outstanding shares were held in “street name.” Applicant believes that the broker-dealers used by most shareholders will facilitate shareholders’ participation in the In-Kind Repurchase Offer by making it easier for such shareholders to receive portfolio securities and, if necessary, establish offshore bank or brokerage accounts for participation in the In-Kind Repurchase Offer.

3.	Consistency with General Purposes of the 1940 Act

Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders. The 1940 Act explicitly recognizes that “the national public interest and the interest of investors are adversely affected … when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of … other affiliated persons thereof … rather than in the interest of all classes of such companies’ security holders.”7 By ensuring that no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation, and that all shareholders’ interests are equally protected, the terms of Applicant’s In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act. Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Shareholders would not receive any advantage or special benefit not available to any other shareholder participating in the In-Kind Repurchase Offer.

First, the terms of the In-Kind Repurchase Offer will protect the Fund’s shareholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata “slice” of the portfolio’s securities. In this regard, all Fund participating shareholders will be subject to the same calculation of the pro rata distribution of Applicant’s portfolio securities, including the exceptions to the pro rata distribution and the conditions for payment of a portion of a shareholder’s repurchase in cash (e.g., treatment of non-marketable securities, fractional shares and odd lots). As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer, including Advent or GFIA, will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation. Any participant’s ability to influence the In-Kind Repurchase Offer will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant’s net asset value. Thus, for each Applicant share repurchased, all tendering shareholders will receive the same in-kind distribution of portfolio securities and cash and the affiliated or non-affiliated status of any participating shareholder will be irrelevant.

Second, the In-Kind Repurchase Offer is consistent with protecting shareholders from discrimination because they are designed to accommodate, more fully than a cash-repurchase offer, the various and divergent interests of Applicant’s shareholders, including both those who wish to liquidate their investment in-kind at 98% of net asset value and those shareholders who would prefer to remain invested in the Fund. In particular, Applicant believes that the purpose of the 1940 Act to prevent discrimination among shareholders and promote fairness is best served if long-term shareholders who do not choose to participate in the In-Kind Repurchase Offer are not burdened with the U.S. Federal income tax liability (or transaction costs) that would result from the sale of portfolio securities to pay for the repurchase offer in cash. As discussed above in Section II.C.2, the In-Kind Repurchase Offer would avoid the imposition of a significant U.S. Federal income tax liability on remaining shareholders if Applicant liquidated portions of its significantly appreciated investment portfolio to fund a cash repurchase offer.

Third, Applicant and its shareholders are protected from self-dealing due to the mechanics and characteristics of the structure of the In-Kind Repurchase Offer. To the extent that the In-Kind Repurchase Offer is over-subscribed, each participating shareholder would only receive a pro rata share of its tender in proportion to the total shares accepted for repurchase by Applicant. Purchasing the repurchased shares at 98% of Applicant’s net asset value per share as of the business day immediately after the day the In Kind Repurchase Offer expires is designed to ensure that participation by some shareholders in the In-Kind Repurchase Offer will not adversely affect the net asset value of shares held by non-participating shareholders.

7           15 U.S.C. § 80a-1(b)(2) (2010).

Finally, Applicant believes it would be extremely difficult, if not impossible, to manipulate the In-Kind Repurchase Offer as a means to gain control of the Fund. The Board has carefully considered the timing and circumstances of the In-Kind Repurchase Offer, but believes it is unlikely that the In-Kind Repurchase Offer will serve as an effective tool for achieving control of the Fund.

4.	Consistency with Investment and Other Policies

The In-Kind Repurchase Offer is consistent with Applicant’s investment policies and limitations, which do not restrict Applicant’s ability to conduct the In-Kind Repurchase Offer. In addition, the In-Kind Repurchase Offer could further Applicant’s investment objective of current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation, by minimizing transaction costs and disruption of Applicant’s investment program.

Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Agreement and Declaration of Trust, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

5.	Relief Benefits All Shareholders

The In-Kind Repurchase Offer is intended to benefit all of Applicant’s shareholders and should enable Applicant to ameliorate certain costs and tax liabilities associated with a cash repurchase offer. Conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantial amounts of its portfolio securities to satisfy participating shareholders with cash, which could negatively affect the market value of the portfolio securities. The value of Applicant’s remaining holdings of securities and, correspondingly, Applicant’s net asset value thus is less likely to decline due to the In-Kind Repurchase Offer. In addition, satisfying the offer in-kind will remove the brokerage expenses of selling equities and transaction costs of selling convertible and other fixed income securities Applicant would otherwise pay.

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Section 17(b) of the 1940 Act.

B.	PRECEDENT

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Shareholders to participate in an in-kind repurchase offer pursuant to Section 17(b).8

8
With regard to exemptive relief granted only pursuant to Section 17(b), see, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. 17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011). With regard to exemptive relief granted pursuant to Sections 6(c) and 17(b), see, e.g., The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Kemper Global International Series, et al., Investment Company Act Release No. 23537 (Nov. 17, 1998) (Notice), Investment Company Act Release No. 23597 (Dec. 11, 1998) (Order); Scudder New Europe Fund, Inc., Investment Company Act Release No. 23921 (July 27, 1999) (Notice), Investment Company Act Release No. 23964 (Aug. 24, 1999) (Order); The Korea Fund, Inc., Investment Company Act Release No. 26875 (Notice) (May 23, 2005), Investment Company Release No. 26911 (Order) (June 20, 2005); The Mexico Equity and Income Fund, Inc., Investment Company Release No. 27592 (Notice) (Dec. 7, 2006); Investment Company Release No. 27592 (Jan. 3, 2007) (Order).

IV.	APPLICANT’S CONDITIONS

Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.           Applicant will distribute to shareholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of Applicant. The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction. Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount to eliminate any odd lot prior to the distribution and will distribute the value of the remaining odd lot, if any, in cash. Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

2.           The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.           The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant’s net asset value, consistent with the requirements of Section 2(a)(41) of the 1940 Act.

4.           Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each shareholder of record that participated in the In-Kind Repurchase Offer, whether that shareholder was an Affiliated Shareholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

V.	PROCEDURAL COMPLIANCE

The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that the Authorized Officers of LCM be, and each of them hereby is, authorized and directed in the name and on behalf of LCM to prepare, execute and file with the SEC an application or applications and any exhibits and amendments thereto pursuant to Section 17(b) of the 1940 Act for an order granting an exemption from

Section 17(a) of the 1940 Act, permitting LCM to make an in-kind repurchase of common shares of beneficial interest of LCM in which certain affiliated persons of LCM would be permitted to participate; with such modifications thereto as the Authorized Officer or Authorized Officers executing the same shall approve, the execution and delivery thereof by such Authorized Officer or Authorized Officers to be deemed conclusive evidence of the approval by LCM of the form, terms and conditions thereof; and

RESOLVED, that the Authorized Officers of LCM be, and each of them hereby is, authorized and directed in the name and on behalf of LCM to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such Authorized Officer or Authorized Officers of LCM to be deemed conclusive evidence of the approval by LCM of the form, terms and conditions thereof.

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Declaration of Trust, By-Laws or similar governing documents, as applicable, of the Applicant, responsibility for the management of the affairs of the Applicant is vested in its board of trustees or its officers, as the case may be, and that the Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

This verification required by Rule 0-2(d) is attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant further states that:

(a)           The address of the Applicant is as follows:

Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
New York, New York 10020

(b)           Any questions regarding this Application should be directed to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3805

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0641

VI.	CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Section 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant’s shareholders. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

*  *  *

This Application has been duly executed as of the 10th day of August, 2016 by the undersigned officer of the Applicant.

ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND

By:	/s/ Edward C. Delk
Name: Edward C. Delk
Title: Secretary

EXHIBIT INDEX

Page

A.	Verification of Advent/Claymore Enhanced Growth & Income Fund.	17

EXHIBIT A

VERIFICATION

ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND

The undersigned states that she has duly executed the attached Application, dated August 10, 2016, for and on behalf of Advent/Claymore Enhanced Growth & Income Fund; that he is the Secretary of Advent/Claymore Enhanced Growth & Income Fund; and that all action by the shareholders, trustees and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edward C. Delk
Edward C. Delk
Secretary